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Exhibit (a)(1)(B)

ADC TELECOMMUNICATIONS, INC.

STOCK OPTION EXCHANGE PROGRAM
SUPPLEMENTARY AUSTRALIAN DOCUMENT

GLOBAL STOCK INCENTIVE PLAN

OFFER TO AUSTRALIAN RESIDENT EMPLOYEES
HOLDING ELIGIBLE STOCK OPTIONS

June 2, 2003

Investment in shares involves a degree of risk. Employees who participate in the offer to exchange eligible options should monitor their participation and consider all risk factors relevant to the offer to exchange and the acquisition of shares under the Global Stock Incentive Plan (the "U.S. Plan") as set out in this Supplementary Australian Document and the Additional Documents. Employees should seek independent advice regarding participation in the offer to exchange and the U.S. Plan.

OFFER TO AUSTRALIAN RESIDENT EMPLOYEES HOLDING ELIGIBLE STOCK OPTIONS

ADC TELECOMMUNICATIONS, INC.

STOCK OPTION EXCHANGE PROGRAM
SUPPLEMENTARY AUSTRALIAN DOCUMENT

GLOBAL STOCK INCENTIVE PLAN

        We are pleased to provide you with information regarding the ADC Telecommunications, Inc.'s (the "Company's") offer to exchange eligible options for new options under the Company's Global Stock Incentive Plan (the "U.S. Plan").

        Unless otherwise defined herein, terms defined in the U.S. Plan and the Offer to Exchange document have the same meaning in this Supplementary Australian Document.

1.     OFFER

        This is an offer made by the Company to Australian resident employees holding eligible stock options to exchange their eligible stock options previously granted by the Company for new options that the Company will grant under the U.S. Plan.

        This offer will expire at 11:59 p.m. U.S. Central Time on June 27, 2003 unless the Company extends the offer in its sole discretion.

2.     WHO IS ELIGIBLE TO PARTICIPATE

        To be eligible for this offer in Australia, you must hold eligible options (i.e., options to purchase shares of common stock of the Company, whether vested or unvested, with exercise prices higher than US$4 per share and an expiration date on or after January 1, 2004) and be employed by the Company or any of its affiliates on the date of this offer through the date on which this offer expires.

        In addition, to receive the new option grant pursuant to this offer to exchange, you must be employed by the Company or one of its affiliates on the new grant date (which will be no less than six months and one day after the cancellation of the eligible options). Generally, if you terminate your employment with the Company and its affiliates, or your employment with Company and its affiliates is terminated prior to the new grant date for any reason, you will not receive the new grant or any compensation for the eligible options that you elected to exchange which were cancelled. However, if termination of your employment occurs after the cancellation of the eligible options and your termination is due to your death or as a result of involuntary termination due to a reduction in force or for any other involuntary termination other than for your wrongful behavior, then you will receive on the new grant date 20% of the new options that you would have received on that date had you still been employed by the Company or one of its affiliates on the new grant date.

3.     ADDITIONAL DOCUMENTS

        In addition to the information set out in this Supplementary Australian Document, we have provided electronic links to the following documents in the cover memo from Rick Roscitt dated June 2, 2003:

  a.
  the Australian Addendum to the Plan;

  b.
  the Offer to Exchange, which includes a summary of the terms of the U.S. Plan; and

  c.
  Election and Withdrawal Forms;

(collectively, the "Additional Documents").

        The Additional Documents, particularly the Offer to Exchange, provide important information necessary to make an informed investment decision in relation to your participation in the offer to exchange. Please read these documents carefully.

4.     RELIANCE ON STATEMENTS

        You should not rely upon any oral statements made to you in relation to this offer. You should only rely upon the statements contained in this Supplementary Australian Document and the Additional Documents when considering your participation in the offer to exchange.

5.     HOW DOES THE EXCHANGE WORK

        You may exchange your eligible options to purchase shares of common stock in the Company at exercise prices higher than US$4 per share, whether vested or unvested, for new options. The Company has divided the eligible options into four tiers, according to their exercise prices. Tier 1 includes the options with the lowest range of exercise prices and Tier 4 includes the options with the highest range of exercise prices. If you choose to exchange any options in a particular tier, you must exchange all of your eligible options in that tier and all tiers with higher exercise prices. Please see the Offer to Exchange for more details.

6.     WHAT ARE THE MATERIAL TERMS OF THE NEW OPTIONS

  (a)    UNDER WHICH PLAN WILL THE NEW OPTIONS BE GRANTED

        The new options will be granted under the U.S. Plan and will also be subject to the terms of the Australian Addendum, which is an addendum to the U.S. Plan.

  (b)    WHEN WILL THE NEW OPTIONS BE GRANTED

        The new options granted to you will be subject to a new option agreement between you and the Company. Eligible options that are properly tendered for exchange and not validly withdrawn will be cancelled promptly following the expiration of the offer, unless determined otherwise by the Company. Depending on the market price of ADC common stock at the end of the exchange offer period, certain options may not be eligible for exchange. Options with exercise prices from $4.00 to $5.49 will not be eligible for exchange if the average of the closing prices of ADC common stock over a period of five consecutive trading days ending on the last day of the offer period (which is expected to be June 27, 2003) is $4.00 or greater. If such average closing price is equal to or exceeds $4.00, any options with exercise prices ranging from $4.00 to $5.49 will not be accepted for exchange.

        If the offer expires on June 27, 2003, as currently scheduled, the Company expects to accept and cancel on June 28, 2003 the options you properly elect to exchange, and to grant new options to you on or about December 29, 2003 (i.e., the first business day that is at least six months and one day after the Company accepts and cancels your eligible options elected to be cancelled). However, the determination of the new grant date is in the Company's sole discretion, and the dates indicated herein also are subject to the Company's right to extend, terminate or amend the offer.

  (c)    WHAT IS THE VESTING SCHEDULE AND EXPIRATION DATE OF THE NEW OPTIONS

        The new options will vest in increments of 25% on each six-month anniversary of the new grant date. Therefore, the new options will be fully vested two years after the new grant date, subject to your continuous employment with Company or one of its affiliates. However, if your employment is terminated less than six months after the new grant date as a result of your death or involuntary termination for any reason (other than for wrongful behavior), then 20% of the new options granted to you will vest in full immediately upon such termination. Please see the Offer to Exchange for details.

  (d)    WHAT IS THE EXERCISE PRICE OF THE NEW OPTIONS

        The exercise price for the new options will be the average of the high and low trading prices of the Company's common stock on the new grant date.

        The Company cannot predict the exercise price of the new options. Because the Company will grant the new options no earlier than six months and one day after the date on which the Company cancels the options accepted for exchange, the new options may have a higher exercise price than some or all of the options you surrender for exchange.

        The exercise price of the new options will be expressed in U.S. dollars and the shares acquired through the exercise of the new options must be purchased in U.S. dollars.

        The Australian dollar equivalent of the U.S. exercise price will change with fluctuations in the U.S.$/A$ exchange rates. The Australian dollar amount required to purchase shares will be that amount which, when converted into U.S. dollars on the date of exercise, equals the U.S. exercise price. The exchange rate used for these calculations will be the applicable U.S. dollar buy rate published by an Australian bank on the previous business day.

        By way of example only, assuming the date of grant of the new options was the day prior to this Supplementary Australian Document, the average of the high and low sales price of the Company's common stock on the date of grant (being US$ 2.73) would be the U.S. dollar exercise price and the Australian dollar equivalent would be A$ 4.18 (which is calculated by dividing US$ 2.73 by the U.S. dollar buy rate published by an Australian bank on the previous business day, which was .6538).

        This example is provided for informational purposes only. It is not a prediction of the Australian dollar equivalent of the exercise price on the new grant date, or the applicable exchange rate on the business day prior to the new grant date.

        Neither the Company nor its Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options for exchange. You must make your own decision whether to tender your eligible options.

  (e)    HOW MANY NEW OPTIONS WILL I RECEIVE

        The number of new options you may be entitled to receive will depend on the exercise price.

        The eligible options cancelled pursuant to the exchange will be replaced according to the following exchange ratio:

Exercise price Per Share		Exchange Ratio [cancelled to new]
US$	4.00 to US$5.49	1.50 to 1.00
US$	5.50 to US$7.99	2.00 to 1.00
US$	8.00 to US$14.99	2.75 to 1.00
US$	15.00 or higher	4.75 to 1.00

        Please see the Offer to Exchange for further details.

7.     HOW TO TENDER YOUR OPTIONS FOR EXCHANGE

        If you elect to exchange your eligible options, you must either: (i) complete the online election process on the Employee Xpress web site accessible on the Company's Broadway Intranet site at http://broadway.adc.com; or (ii) fax to ADC at +1 (952) 238-1573 a properly completed, signed and dated personalized election form. Regardless of whether you complete the online election form or fax your form to the Company, the Company must receive your election before 11:59 p.m. U.S. Central Time on June 27, 2003, or such later date and time as the Company may extend the expiration of the offer. Please note that the Employee Xpress online election process or fax delivery of the personalized election form are the only methods by which you may make your election. This is a one-time offer, and the Company will strictly enforce the election period. The Company reserves the right to reject any or all options tendered for exchange that the Company determines are not in appropriate form or that the Company determines are unlawful to accept. Subject to the terms and conditions described in the Additional Documents, the Company will accept all other properly tendered options, unless determined otherwise by the Company, promptly after the expiration of the offer.

8.     MAY I WITHDRAW OPTIONS THAT I HAVE PREVIOUSLY TENDERED

        You may withdraw any options that you previously elected to exchange at any time before the offer expires at 11:59 p.m. U.S. Central Time on June 27, 2003. If the Company extends the offer beyond that time, you may withdraw any options that you previously elected to exchange at any time before the extended expiration of the offer. To withdraw some or all of your options, you must either resubmit your online election or fax a new, properly completed election form. In either case, you must mark the designated box indicating that you wish to withdraw your election altogether. Your withdrawal notice, whether submitted through the online process or by fax, must be received before the offer period expires.

        After you have withdrawn your election, you may change your mind and elect to participate again at any time before the offer period expires. However, the last election that the Company receives prior to the expiration of the offer will be the one that governs your election.

        Although the Company intends to accept all options validly elected to be exchanged promptly after the expiration of this offer, if the Company has not accepted your options by July 28, 2003, you may withdraw your options.

9.     WHAT IF I LEAVE COMPANY OR ITS AFFILIATE

        If you do not remain employed by the Company or one of its affiliates through the new grant date, you will not receive the new grant or any compensation for the options that you elected to exchange which were cancelled, unless your termination is a result of your death or an involuntary termination other than an involuntary termination for wrongful behavior. If termination of your employment occurs after the cancellation of the eligible options and your termination is due to your death or as a result of involuntary termination due to a reduction in force or for any other involuntary termination other than for your wrongful behavior, then you will receive on the new grant date 20% of the new options that you would have received on that date had you still been employed by the Company or one of its affiliates on the new grant date.

        You should, therefore, be aware that there are risks in participating in the offer if your circumstances of employment change, in particular if such a change occurs after your eligible options are tendered and cancelled and prior to the new option grant date. The Offer to Exchange contains a more detailed description of these and other risks that should be considered in connection with your participation in the offer to exchange.

10.   HOW CAN I OBTAIN UPDATED INDICATIVE EXAMPLES OF THE CURRENT MARKET PRICE IN AUSTRALIAN DOLLARS AND/OR A COPY OF THE RULES OF THE U.S. PLAN

        Within a reasonable period following your request, the Company will provide you with the Australian dollar equivalent of the current market price for a share of its common stock, and/or (after the new grant date) the new option exercise price as of the date of your request. The Australian dollar equivalent will be calculated using the U.S. dollar buy rate of exchange published by an Australian bank on the day prior to your request.

        In addition, upon request, the Company will, within a reasonable period of your request, provide you with a copy of the rules of the U.S. Plan without charge.

        You should direct any request to the You@ADC team, either by email addressed to You_ADC@adc.com or by telephone at +1 (952) 917-1000 or +1 (866) 901-0707.

11.   WHAT ADDITIONAL RISK FACTORS APPLY TO ELIGIBLE AUSTRALIAN EMPLOYEES' PARTICIPATION IN THE OFFER

        In addition to fluctuations in value caused by the success of the Company and general market conditions, the value of shares of Company's common stock (and the exercise price) will be affected by fluctuations in the US$/A$ exchange rates.

12.   EXTENSION OF THE OFFER

        The offer expires at 11:59 p.m. U.S. Central Time on June 27, 2003, unless extended by the Company. The Company may, in its discretion, extend the offer at any time, but the Company does not currently expect to do so. If the Company extends the offer, it will issue a press release or other public announcement disclosing the extension no later than 8:00 a.m. U.S. Central Time on June 30, 2003.

13.   WHAT ARE THE AUSTRALIAN TAXATION CONSEQUENCES OF PARTICIPATION IN THE OFFER

        The following is a general summary of the income tax consequences and certain other considerations of the voluntary cancellation of eligible options and grant of new options for individuals subject to tax in Australia. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances. Please note that tax laws change frequently and occasionally on a retroactive basis. The Company advises all option holders considering exchanging their options to consult with their own tax or financial advisors.

        If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you.

        If you intend to accept the offer to exchange, you should not rely on the summary as anything other than a general guide and you are advised to obtain independent taxation advice specific to your particular circumstances before making the decision to participate in the offer.

        Option Exchange.    The voluntary relinquishment (i.e., the cancellation) of an eligible option in exchange for the right to receive a new option will give rise to taxation. The cancellation of an eligible option will be considered a relinquishment of your eligible option in exchange for the right to receive a new option (provided certain conditions are met). Therefore, you may be taxed in relation to both of the following:

  •
  the cancellation of the eligible option; and

  •
  the grant of the right to receive a new option.

        The amount of tax due and the timing of the taxation will depend upon a number of factors, as discussed below.

        Tax on Cancellation of Existing Option:    The amount and characterization of taxable income will depend on whether you made an election to be taxed in the income year of the grant of the cancelled option. Further details are discussed below.

  •
  If You Did Not Make an Election:  If you did not make an election to be taxed in the income year of grant of the cancelled option, you will be subject to tax on the market value (as defined under Australian tax law) of the cancelled option on the cancellation date at your marginal rate of tax. If the exercise price of the cancelled option exceeds the current market value of the underlying shares (as defined under Australian tax law) at the time of the cancellation, the market value of the cancelled option will be determined in accordance with a statutory formula. In accordance with the statutory formula, the market value of the cancelled option will be zero if the market value of the underlying shares at the time of cancellation is less than 50% of the exercise price.

  •
  If You Made an Election:  If you made an election to be taxed in the income year of grant of the cancelled option, you will be subject to capital gains tax. Your capital gain will be calculated as the difference between the market value of the cancelled option at the time of the cancellation and the market value of the cancelled option at the time of the grant. (The market value of the cancelled option is the price at which an arm's length purchaser would be willing to acquire the cancelled option. While there is no requirement to apply the statutory formula to determine the market value of the cancelled option under the capital gains tax provisions, the Commissioner of Taxation is likely to accept the value determined thereunder.) If, at the time of the cancellation of the existing option, you have held the existing option for at least one year prior to the cancellation, you will only be subject to capital gains tax on 50% of your capital gain. You can apply your prior or current year capital losses against the whole capital gain. If you have not held the existing option for at least one year, you will be subject to capital gains tax on all of your capital gain.

    If the market value of the cancelled option at the time of cancellation is less than the market value of the cancelled option at the time of grant, you will be entitled to claim a capital loss in this amount. Capital losses are available to offset current year or future year capital gains. A capital loss cannot be used to offset other income.

        Tax on Grant of New Right:    When your eligible option is cancelled, you will receive the right to a future grant of a new option (provided certain conditions are met). The acquisition of this new right will constitute the acquisition of a qualifying right under an employee share option scheme. You will be subject to tax as a result of the acquisition of the new right. You will be liable to pay tax either in the income year you acquire the new right, if you make an election to that effect, or, in the absence of the election, at a later date. The tax consequences under the two alternatives are discussed in detail below.

  •
  If You Make an Election:  If you make an election to pay tax upon the grant of the new right, then you must include an amount in your assessable income in the income year in which your option is cancelled. The amount included in your assessable income will be the market value of the new right less the market value of the cancelled option at the time of cancellation.

    If you make such an election, it will cover each right, option and share in ADC that you acquire during the income year.

  •
  If You Do Not Make an Election:  If you do not make an election to pay tax upon the grant of the new right, then you must include an amount in your assessable income for the income year in which the earliest of the following assessment times occurs in relation to the new right ("Alternative Assessment Time"):

    •
    when you dispose of the new option acquired pursuant to the new right (other than by exercising them);

    •
    when your employment with ADC (or any of its affiliates) ceases;

    •
    when the new option acquired pursuant to the new right is exercised; and

    •
    when the new option acquired pursuant to the new right expires (subject to a 10-year limit).

    The amount you must include in your assessable income for the income year in which the Alternative Assessment Time occurs in relation to the new right will be:

    •
    where you dispose of the new option (or the shares acquired as a result of exercising the new option) in an arm's length transaction within 30 days after the Alternative Assessment Time, the amount or value of any consideration you receive for the disposal less the consideration paid to acquire the new right (reduced by the exercise price of the new option, if the new option has been exercised); or

    •
    in any other case, the market value of the new right or new option (or the shares acquired as a result of exercising the new option) at the Alternative Assessment Time less the consideration paid to acquire the new right (reduced by the exercise price of the new option, if the new option has been exercised). The consideration paid to acquire the new right is equal to the market value of the eligible option as of the date it was cancelled. The consideration paid to acquire the new right is equal to the market value of the eligible option as of the date it was cancelled.

  •
  No Benefit Where New Right Lost:  If you lose the benefit of the new right before you are able to exercise the new option granted pursuant to the new right (e.g., you cease working for ADC or its affiliates and the new option terminates), you will be deemed to have never acquired the new right. In that case, no amount needs to be included in your assessable income in relation to the acquisition of the new right. If necessary, you may amend an assessment to exclude an amount previously included in assessable income in relation to the acquisition of the new right. In addition, you also may be entitled to a capital loss equal to the amount on which you paid tax as a result of the cancellation of your eligible option.

        Grant of New Option.    When your new option is granted to you, you will not be subject to tax.

        Sale of Shares.    If you acquire shares upon exercise of the new option, you will be subject to capital gains tax when you sell the shares. If you sell the shares in an arm's length transaction, the gain will be calculated as the difference between the sale proceeds and the market value of the shares at the time you exercise your new option. If you have held the shares for at least one year at the time of sale, then only 50% of this amount will be subject to capital gains tax, but you can apply your prior or current year capital losses again the whole capital gain. If you have not held the shares for at least one year, you will be subject to capital gains tax on all of your capital gain.

        If you sell the shares in an arm's length transaction, and if the sale proceeds are less than the market value of shares at the time of exercise, you will be entitled to claim a capital loss in this amount. Capital losses are available to offset current year or future year capital gains. A capital loss cannot be used to offset other income.

        Withholding and Reporting.    Your employer is not required to withhold taxes with respect to the option exchange or the issuance or sale of shares acquired upon exercise of your new option. You will be responsible for reporting and paying any taxes arising due to the option exchange, the grant or exercise of the new option or the sale of shares acquired upon exercise of the new option, including income tax and Medicare levy and surcharge (if applicable).

        Market Value.    Where the term "market value" is used above, it means the market value as determined in accordance with Australian tax law.

        Terms of New Option.    Your new option will be granted under the Australian Addendum to our Global Stock Incentive Plan and, therefore, will be subject to the terms of the Australian Addendum in addition to the terms of the Global Stock Incentive Plan.

        Stock Swap Exercise.    If you elect to pay the exercise price of the new option with shares of ADC common stock that you already own, there may be additional tax consequences to you (i.e., you may have to pay tax on the gain on the shares that you use to pay the exercise price). You should consult your tax advisor regarding your specific situation.

14.   WHAT ARE THE U.S. INCOME TAXATION CONSEQUENCES OF PARTICIPATION IN THE OFFER

        Employees who are not U.S. citizens or tax residents will not be subject to U.S. income tax by reason solely due to the exchange of eligible options for new options or the grant of new options. However, liability to U.S. taxes may accrue if an employee is otherwise subject to U.S. taxes.

        The above is an indication only of the likely U.S. income tax consequences for Australian eligible employees who agree to participate in the offer. Employees should seek their own advice as to the U.S. taxation consequences of participation.

* * * * *

        We urge you to carefully review the information contained in this Supplementary Australian Document and the Additional Documents and consult with your tax or financial advisor to assist in your decision-making.

Sincerely,

ADC TELECOMMUNICATIONS, INC.

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  Exhibit (a)(1)(B)